Exhibit 1

AFFIMED N.V.

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

		For the three months ended September 30		For the nine months ended September 30
	Note	2013	2014	2013	2014
		(in € thousand)
Revenue	4	191	1,892	462	3,301
Other income/(expenses) - net	6	109	110	459	223
Research and development expenses		(2,790)	(2,181)	(8,913)	(5,468)
General and administrative expenses		(3,939)	(249)	(6,364)	(600)
Operating (loss)		(6,429)	(428)	(14,356)	(2,544)
Finance income / (costs) - net	7, 8	(5,128)	7,751	(9,202)	7,547
Income / (Loss) before tax		(11,557)	7,323	(23,558)	5,003
Income taxes		7	10	9	38
Income / (Loss) for the period		(11,550)	7,333	(23,549)	5,041
Total comprehensive income / (loss)		(11,550)	7,333	(23,549)	5,041
Earnings / (Loss) per share in € per share (undiluted = diluted)		(40.36)	2.17	(82.29)	3.79

The notes are an integral part of these condensed consolidated financial statements.

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2013	September 30, 2014 (unaudited)
	(in € thousand)
ASSETS
Non-current assets

Intangible assets	158	96
Leasehold improvements and equipment	1,034	1,044
Deferred tax assets	16	55
	1,208	1,195
Current assets

Inventories	140	187
Trade and other receivables	1,001	932
Cash and cash equivalents	4,151	45,546
	5,292	46,665

TOTAL ASSETS	6,500	47,860

EQUITY AND LIABILITIES
Equity

Issued capital	63	240
Capital reserves	469	132,231
Accumulated deficit	(99,730)	(94,689)
Own shares	(25)	0
Total equity	(99,223)	37,782

Non current liabilities

Preferred shares	77,945	0
Cash settled share based payments	12,838	0
Interest-bearing loans long-term	0	3,670
Total non-current liabilities	90,783	3,670

Current liabilities

Derivative conversion feature	6,196	0
Trade and other payables	3,862	4,996
Borrowings	4,800	131
Deferred revenue	82	1,281
Total current liabilities	14,940	6,408

TOTAL EQUITY AND LIABILITIES	6,500	47,860

The notes are an integral part of these condensed consolidated financial statements.

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		For the nine months ended September 30
	Note	2013	2014
		(in € thousand)
Cash flow from operating activities
Income / (Loss) for the period		(23,549)	5,041
Adjustments for the period:
- Income taxes		(9)	(38)
- Depreciation and amortisation		308	318
- Non-cash items		6,913	(5,152)
- Finance income / costs - net	6-8	9,202	(7,547)
		(7,135)	(7,375)
Change in trade and other receivables		143	69
Change in inventories		1	(47)
Change in trade and other payables		3,585	2,333
Cash generated from operating activities		(3,406)	(5,020)
Interest received		2	0
Paid interest		(6)	(83)
Net cash used in operating activities		(3,410)	(5,103)
Cash flow from investing activities
Purchase of intangible assets		(18)	(35)
Purchase of leasehold improvements and equipment		(128)	(242)
Net cash used for investing activities		(146)	(270)
Cash flow from financing activities
Proceeds from issue of common shares	5	0	43,213
Transactions costs related to issue of common shares	5	0	(4,578)
Proceeds from issue of preferred shares		0	2,999
Proceeds from convertible debt	8	5,100	0
Transactions costs related to preferred shares and convertible debt		(5)	0
Proceeds from Interest-bearing long-term loans	8	0	4,020
Proceeds from other borrowings		0	130
Cash flow from financing activities		5,095	45,784

Net changes to cash and cash equivalents		1,539	40,411
Cash and cash equivalents at the beginning of the period		4,902	4,151
Exchange-rate related changes of cash and cash equivalents		0	984
Cash and cash equivalents at the end of the period		6,441	45,546

The notes are an integral part of these condensed consolidated financial statements.

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity
		(in € thousand)
Balance as of January 1, 2013		63	469	(25)	(73,631)	(73,124)
Income / (Loss) for the period					(23,549)	(23,549)
Balance as of September 30, 2013		63	469	(25)	(97,180)	(96,673)
Balance as of January 1, 2014		63	469	(25)	(99,730)	(99,223)
Exchange of preferred shares	5, 7	97	81,909	25		82,031
Issue of common shares	5	80	41,554		41,634
Modification of cash-settled share based payment awards	6		7,648
Equity-settled share based payment awards	6		38			38
Issue of warrant note (Perceptive loan)	5, 8		613			613
Income for the period					5,041	5,041
Balance as of September 30, 2014		240	132,231	0	(94,689)	37,782

The notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

Affimed N.V. (Affimed) or (Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands. The Company was founded as Affimed Therapeutics B.V. on May 14, 2014 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) for the purpose of a corporate reorganization of Affimed Therapeutics AG, and converted its legal form under Dutch law to a public company with limited liability for an initial public offering of its common shares.

The condensed consolidated interim financial statements of Affimed as of and for the periods ended September 30, 2014 comprise the Company and its wholly owned and controlled subsidiaries, Affimed Therapeutics AG, Heidelberg, Germany and AbCheck s.r.o., Plzen, Czech Republic (in the following, Group). Financial information presented in the consolidated financial statements for periods prior to the consummation of the corporate reorganization is that of Affimed Therapeutics AG and its subsidiary AbCheck s.r.o.. Affimed N.V. and Affimed Therapeutics B.V. did not conduct any operations or hold any assets or liabilities, including contingent liabilities, prior to the reorganization.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immune-oncology, which represents an innovative approach to cancer therapy that seeks to harness the body’s own immune system to fight tumor cells. Affimed has its own research and development programs as well as collaborations where the Company is performing research services for third parties.

2.	Corporate Reorganization

At the initial step of the corporate reorganization, the shareholders of Affimed Therapeutics AG subscribed for 15,984,168 common shares in Affimed Therapeutics B.V. and agreed to transfer their common shares and their preferred shares in Affimed Therapeutics AG to Affimed Therapeutics B.V. in consideration therefor. As a result, Affimed Therapeutics AG became a wholly owned subsidiary of Affimed Therapeutics B.V. In the final step of the corporate reorganization, the legal form of Affimed Therapeutics B.V. was converted from a Dutch private company with limited liability to a Dutch public company with limited liability, which resulted in a name change to Affimed N.V.

In conjunction with the corporate reorganization, the outstanding awards granted under the Stock Option Equity Incentive Plan 2007 (ESOP 2007), as well as under the carve-out plan, were converted into awards exercisable for common shares of Affimed N.V. The carve-out plan granted the right to receive a cash payment equal to a certain percentage of the fair value of Affimed Therapeutics AG upon the occurrence of a defined exit event.

The securities of Affimed Therapeutics AG were exchanged for common shares of Affimed Therapeutics B.V. according to the following ratios:

(i)	Common shares and Series D preferred shares on a 1-to-7.54 basis, except for shares held by one of a less than 5% shareholder, for which they were exchanged on a 1-to-15.46 basis;

(ii)	Series E preferred shares on a 1-to-13.70 basis;
(iii)	ESOP 2007 awards into awards exercisable for common shares of Affimed N.V. on a 1-to-7.54 basis.

The carve-out plan will be satisfied through a transfer to the grantees of 7.78% of the common shares of the Company owned by existing shareholders immediately prior to the initial public offering after the expiration of the lock up agreements. As a result of the consummation of the corporate reorganization, the Company is no longer obliged to deliver cash or common shares to the grantees pursuant to the carve-out plan.

3.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the nine months ended September 30, 2014 and 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Affimed Therapeutics AG’s annual consolidated financial statements for the year ended and as of December 31, 2013.

The interim financial statements were authorized for issuance by the management board on November 3, 2014.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies resulted in the following accounting estimates related to the corporate reorganization and the initial public offering:

The corporate reorganization is accounted for as a transaction between entities under common control. The assets and liabilities of Affimed Therapeutics AG and its subsidiary were carried over by Affimed N.V. at net book value. The exchange of preferred shares of Affimed Therapeutics AG which were presented as a liability on the statement of financial position for common shares of the Company represents the extinguishment of a liability; the difference between the amortized cost of the preferred shares prior to the exchange of €89,866 and the fair value of the common shares received of €85,029 measured at the initial public offering price was recognized as an extinguishment gain of €4,835 in finance income.

The consummation of the initial public offering also resulted in changes in accounting estimates for share-based compensation made prior to the consummation of the corporate reorganization. The change in accounting estimate of the share-based payment liabilities was determined with reference to the fair value of the preferred shares based upon the share exchange and the offering price per share and resulted in a decrease in the carrying amount of the liability for share-based payments prior to the corporate reorganization to €7,648. The effect of the change in the accounting estimate compared to June 30, 2014 amounted to €2,601 and was recognized as a credit to research and development expenses (€771) and general and administrative expenses (€1,830) in the three months ended September 30, 2014.

The modification of the share-based payment awards of Affimed Therapeutics AG under the ESOP 2007 upon the corporate reorganization resulted in the derecognition of the related liability of €1,809 with a corresponding increase in capital reserves. The assumption of the liability from the carve-out plan of Affimed Therapeutics AG by certain of its shareholders in connection with the corporate reorganization resulted in a derecognition of the related liability of €5,839 with a corresponding increase in capital reserves.

Functional and presentation currency

These interim financial statements are presented in euro, which is the functional currency of Affimed N.V., Affimed Therapeutics AG and AbCheck s.r.o. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group consisting of Affimed Therapeutics AG and AbCheck s.r.o. in its consolidated financial statements as of and for the year ended December 31, 2013 with the exception of new transactions described below:

(i)
Equity-settled share-based payment plans: The fair value of stock options issued by Affimed N.V. is estimated using the Black-Scholes-Merton formula. The formula determines the value of an option based on input parameters like the value of the underlying instrument, the exercise price, the expected volatility of share price returns, dividends, the risk-free rate and the time to maturity of the option. The fair value of share-based equity-settled compensation plans is measured at grant date (or the modification date), and compensation cost is recognized over the vesting period with a corresponding increase in equity. The number of stock options expected to vest is estimated at each measurement date.

(ii)
Derivatives: The Company granted warrants convertible into common shares of the Company to a lender in the third quarter of 2014. Upon exercise by the holder, the warrant can be settled only by the Company by exchanging a fixed number of its own instruments for a specified amount of cash and was classified as equity instrument recognized at fair value at issuance. See Note 8.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for periods ending on or before September 30, 2014, and have been applied in preparing these interim financial statements.

Standard/interpretation	Effective Date 1

Amendments to IFRS 10, 12, IAS 27, Investment Entities	January 1, 2014
Amendments to IAS 36, Recoverable Amount Disclosures for
Non-Financial Assets	January 1, 2014
Amendment to IAS 32 Offsetting Financial Assets and Liabilities	January 1, 2014

None of these amendments to standards and new or amended interpretations had an effect on the interim financial statements of the Group. The following amendments to standards and new or amended interpretations are effective for periods ending after September 30, 2014, and have not been early adopted in preparing these interim financial statements.

Improvements to IFRS (2010-2012 and 2011-2013)	July 1, 2014
IAS 16, 38 Clarification of Acceptable methods of depreciation
and amortization	January 1, 2016
Improvements of IFRS (2012-2014)	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017
IFRS 9 Financial Instruments (2014)	January 1, 2018

1 Shall apply for periods beginning on or after shown in the effective date column.

The Company has not yet determined if any of these amendments to standards and new or amended interpretations have an effect on its financial statements.

4.	Revenue

Amphivena Collaboration Agreement

Affimed is party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following, Amphivena) to develop a product candidate for hematologic malignancies. The collaboration consists of a series of linked transactions which in substance are a research and development collaboration.

Amphivena is a structured entity with one project and uses the funding it receives from investors (which include Affimed) and Janssen Biotech Inc., Horsham, USA (in the following, Janssen) to pay Affimed for its research and development services. Once approval of an investigational new drug application (IND) for the product candidate is obtained, Janssen has an option to acquire Amphivena on predetermined terms, in which case the investors would receive further payments.

The relevant linked agreements consist of:

•	a license and development agreement between Affimed and Amphivena,

•	a stock purchase agreement between Amphivena, its investors (which include Affimed) for purposes of financing Amphivena, and

•
a warrant agreement between Amphivena and Janssen for purposes of financing Amphivena and providing Janssen the option to acquire the results of the research and development activities through an acquisition of Amphivena following IND approval.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed grants a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work to be performed, Amphivena could be required to pay to Affimed service fees totaling approximately €16.0 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Affimed recognized revenue of € 4.4 million in the fourth quarter of 2013 upon achievement of the first milestone, consisting of the earned milestone payment of €4.6 million less Affimed’s share in funding Amphivena in 2013 of €0.2 million. A second payment of €2.0 million for research and development services was collected in the first quarter of 2014 and recognized as revenue upon achievement of the second milestone in August 2014, net of Affimed’s share in funding Amphivena of €0.2 million. In August and October 2014 the Group received advance payments of a total of €2.3 million for research and development services prior to achievement of the third milestone and deferred such amount as of September 30, 2014; the payment will be recognized as revenue upon achievement of the third milestone.

LLS Collaboration Agreement

Affimed is party to a collaboration with the Leukemia and Lymphoma Society (in the following, LLS) to fund the development of AFM13. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million, contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of AFM13. If Affimed decides for business reasons to not continue the development of AFM13, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from AFM13, with the amount of total royalties not to exceed three times the amount funded (€13.2 million).

The Company achieved milestones in January 2014 and April 2014 and received related payments of $1.5 million (€1.1 million) in total for research and development services. €0.0 and €1.1 million of the milestone payments was recognized as revenue in the three and nine months ended September 30, 2014, respectively.

5.	Finance income/costs

The following finance income and finance costs have been recognized in the three and nine months ended September 30, 2013 and 2014.

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2013	September 30, 2014

Gain from exchange of Preferred Shares of Affimed AG into Common Shares of Affimed N.V. (see Note 2)	0	4,835	0	4,835
Changes in fair value of derivative conversion feature (see Note 8)	(3,821)	3,584	(5,683)	6,094
Interest Preferred Shares	(1,128)	(1,276)	(3,334)	(3.617)
Interest Convertible Loan	(176)	(49)	(181)	(402)
Interest Perceptive Loan Agreement (see Note 8)	0	(101)	0	-101
Other finance income/ (costs)	(3)	758	(4)	738
	(5,128)	7,751	(9,202)	7,547

6.	Equity

At September 30, 2014 the share capital of €240 is divided into 23,984,167 common shares with a par value of €0.01.

As of September 17, 2014, upon consummation of the corporate reorganization, all common and preferred shares in Affimed Therapeutics AG were exchanged for 15,984,168 common shares of Affimed (see Note 2). In addition, in the initial public offering, the Company issued an aggregate of 8,000,000 common shares at a price of $7.00 per share. In total, capital reserves of €124,042 were recognized net of issuing costs of €4,578 at September 30, 2014.

According to the articles of association of Affimed N.V., up to 55,000,000 common shares and 55,000,000 preferred shares with a par value of €0.01 are authorized to be issued. Preferred shareholders are entitled to receive a fixed dividend yield prior to common shareholders and unpaid preferred dividends accumulate. As of September 30, 2014 no preferred shares had been issued.

7.	Share based payments

On September 17, 2014 a share based payment program was established by Affimed N.V. (ESOP 2014). As of September 30, 2014 awards for 515,000 stock options were granted to management and members of the Supervisory Board. The awards vest in installments over three years, and have a strike price of $6.27. In the three months ended September 30, 2014 an amount of €38 was expensed, €13 thereof in research and development expenses.

All share-based payment awards of Affimed are accounted for as equity-settled plans. The fair value is measured at grant date and allocated over the vesting period as an expense with a corresponding increase in capital reserves. The number of stock options expected to vest is estimated every balance sheet date.

8.	Borrowings

Convertible Loan

On June 28, 2013, several shareholders granted the Company a €5.1 million loan bearing a 2% interest rate. On June 23, 2014, the those shareholders and the Company agreed to a conversion of the loan into Series E preferred shares of Affimed Therapeutics AG, which became effective on July 14, 2014. Subsequently, all such preferred shares were exchanged for newly issued common shares of Affimed N.V. in the corporate reorganization (see Note 2).

Through the date of conversion on July 14, 2014, interest costs of €49 and €402 were recognized in profit or loss in the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013: €176 and €181). A remeasurement gain from changes in the fair value of the derivative conversion feature of €3,584 and €6,094 was recognized in in the three and nine months ended September 30, 2014 (three and nine months ended September 30, 2013: remeasurement loss of €3,821 and €5,683).

Perceptive Loan Agreement

In July 2014, the Company entered into a credit facility agreement for an aggregate of $14 million and drew an amount of $5.5 million as of July 31, 2014. Starting in April 2016, repayment must begin in monthly installments of $200, with the final balance due in August 2018. Finance costs are comprised of interest at an annual rate of LIBOR plus a margin of 9% and an arrangement fee in the amount of 2% of the facility. In addition, the Company granted the lender warrants convertible into 106,250 common shares of the Company at an exercise price of $8.80.

The facility is collateralized by shares in AbCheck s.r.o., bank accounts, receivables and certain intellectual property rights with a total carrying amount of €9,290.

The loan is measured at amortized cost using the effective interest method. Interest costs of €101 and foreign exchange losses of €234 were recognized in the statement of comprehensive income / (loss) in the three and nine months ended September 30, 2014. The Company believes that the fair value of the liability does not differ significantly from its carrying amount of €3,670 as of September 30, 2014 due to the limited market changes during the time passed after incurrence.

At initial recognition the Company also issued 106,250 warrants to Perceptive. The warrants are convertible into common shares of the Company with a strike price of $8.80. The fair value of the warrants of €613 was recognized in equity. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

9.	Related parties

The following table provides the transaction amounts and outstanding balances for consulting fees and travel allowances related to key management personnel.

	Transaction volumes				Outstanding balances
	Three months ended September 30,		Nine months ended September 30,		December 31, 2013	September 30, 2014
	2013	2014	2013	2014

Dr. Adolf Hoess	57	48	172	163	16	21
Dr. Florian Fischer/MedVenture Partners GmbH	42	46	126	129	17	27
Dr. Thomas Hecht Hecht/Healthcare Consulting	16	16	49	49	5	11
Dr. Richard Stead/BioPharma Consulting Services LLC	9	9	26	25	10	11